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[ExxonMobil LOGO]

SHAREHOLDER INVESTMENT PROGRAM

PROSPECTUS

Exxon Mobil Corporation offers you the opportunity to participate in its Shareholder Investment Program. The Program lets you: purchase shares of ExxonMobil's common stock with no commission; reinvest all or a portion of your cash dividends in additional shares; and deposit share certificates for safekeeping. See "Important Considerations" and "Terms of the Program."

EquiServe Trust Company, N.A. is the Administrator for the Program. At present, the Administrator purchases all Program shares in the open market (New York Stock Exchange) and the Corporation does not receive any proceeds. The Administrator may also purchase Program shares in privately negotiated transactions or, if the Corporation chooses, from the Corporation. The closing price of the common stock on December 1, 1999 on the New York Stock Exchange was $82.38 per share.

This prospectus covers approximately 10,000,000 shares of common stock, no par value.

Initial investments are offered through Credit Suisse First Boston Corporation.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

December 1, 1999



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ExxonMobil Shareholder Investment Program

HIGHLIGHTS

Following are some of the convenient features of the Program. Refer to "Important Considerations" and "Terms of the Program" for more complete information. Please read this entire prospectus carefully.

BUY WITH NO COMMISSIONS
With the ExxonMobil Shareholder Investment Program, you don't need to call a stockbroker. ExxonMobil pays the commissions on all Program purchases. You can make purchases in a variety of ways, including by check, automatic deduction or dividend reinvestment. Your investment dollars will be used fully to purchase ExxonMobil shares.

OPEN AN ACCOUNT FOR ONLY $250
If you are not an ExxonMobil shareholder, you can enroll in the Program with an initial cash investment of only $250. If you are already an ExxonMobil shareholder, you can enroll with a $250 cash investment, by depositing your ExxonMobil shares for safekeeping, or by choosing to reinvest dividends on some or all of your ExxonMobil shares.

MAKE ADDITIONAL INVESTMENTS WITH AS LITTLE AS $50
Once enrolled, you can make additional investments as small as $50. Since you pay no commissions, your full investment goes to the purchase of ExxonMobil shares.You can also elect to have additional investments deducted directly from your bank account once a month. The maximum cash investment is $200,000 per calendar year.

INVEST WEEKLY
You can buy and sell as frequently as weekly and you can vary the amount you invest.

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REINVEST DIVIDENDS AUTOMATICALLY
You can choose to have all or part of the dividends paid on your ExxonMobil shares automatically reinvested in additional shares.

RECEIVE DIVIDENDS BY DIRECT DEPOSIT
If you elect not to reinvest dividends, you can have dividends deposited directly into your bank account by electronic transfer on the dividend payment date.

DEPOSIT CERTIFICATES FOR SAFEKEEPING
You can protect your ExxonMobil share certificates from loss, theft or damage by depositing your shares for safekeeping. If you want new certificates sent to you, we'll do so at your request.

INVEST IN AN IRA
EquiServe Trust Company, N.A. offers an Individual Retirement Account (traditional or Roth) that invests in ExxonMobil shares through the Program. This account is available for new contributions and for rollovers. For more information on this service, including an IRA Disclosure Statement and enrollment materials, call the toll-free number below. Additional fees are charged for IRAs.

MAKE GIFTS OF EXXONMOBIL STOCK
You can make gifts or transfers of ExxonMobil shares at no charge. A Program account will be opened for the recipient and you can also request a special gift certificate.

TOLL-FREE INFORMATION
IF YOU HAVE QUESTIONS ABOUT THE PROGRAM OR NEED ASSISTANCE OR INFORMATION ABOUT OTHER SHAREHOLDER MATTERS, CALL EXXONMOBIL SHAREHOLDER SERVICES TOLL-FREE AT:

1-800-252-1800

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ExxonMobil Shareholder Investment Program   Prospectus

IMPORTANT CONSIDERATIONS

The purpose of the Program is to provide useful services for ExxonMobil shareholders. We are not recommending that you should buy or sell ExxonMobil shares. You should only use the Program after you have independently researched and made your investment decision.

The value of ExxonMobil shares may go up or down from time to time. We give no assurance as to whether or at what rate ExxonMobil will continue to pay dividends. Program accounts are not insured by the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, or anyone else.

TERMS OF THE PROGRAM

ADMINISTRATION

EquiServe Trust Company, N.A. (the "Administrator") administers the Program. To contact the Administrator, write to:

        ExxonMobil Shareholder Investment Program
        P.O. Box 8033
        Boston, MA 02266-8033

or call 1-800-252-1800 toll free. From outside the U.S., call 781-575-2058 collect. You can also contact the Administrator by e-mail and facsimile. The e-mail address is www.equiserve.com. The fax number is available on request.

The Administrator currently serves as transfer agent, registrar and dividend paying agent for the Corporation and may have other business relationships with the Corporation from time to time. The Administrator also sponsors the Program IRA.

ELIGIBILITY

Any U.S. person or entity can participate in the Program by fulfilling the requirements described below under "Enrollment Procedures." A citizen or resident of a country other than the United States is also eligible if participation would not violate local laws applicable to you or to ExxonMobil.

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ENROLLMENT PROCEDURES

First, read this prospectus carefully. Then, if you are eligible and want to enroll in the Program, complete and sign an Enrollment Form and return it to the Administrator. In order to participate in the Program, you must either:

o Deposit one or more share certificates with the Administrator for safekeeping (including by transfer from a broker)

o  Elect to reinvest cash dividends paid on at least one whole share

o  Make an initial cash investment of at least $250 and not more than $200,000

Participation in the Program begins after the Administrator reviews and approves your forms and receives your funds or securities.

INVESTMENT DATES

A new investment period begins on each Investment Date. The "Investment Dates" are Thursday of each calendar week or, if financial markets in New York City are not open for business on Thursday, the next day on which the markets are open.

INITIAL AND OPTIONAL INVESTMENTS

Initial investments must be at least $250 except for eligible ExxonMobil employees and retirees investing through payroll or annuity deduction. Thereafter, optional investments must be at least $50 for any single investment. The total amount of initial and optional investments can not be more than $200,000 in any calendar year, not counting IRA rollovers and qualified plan distributions.

Investments can be made as follows and by any other means the Administrator accepts:

PERSONAL CHECK OR MONEY ORDER. Make the check or money order payable to "ExxonMobil" and return it to the Administrator with a Cash Investment and Other Transaction Form (detachable copy included with each statement of account sent to participants). Do not send cash. All investments must be made in U.S. dollars and drawn on a U.S. bank.

AUTOMATIC MONTHLY INVESTMENT. You can automatically invest a specified monthly amount (not less than $50) deducted directly from a U.S. bank account by completing an Automatic Monthly Investment Form and returning it to the Administrator. Funds will be transferred from your account on the

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ExxonMobil Shareholder Investment Program   Prospectus

business day before the last Investment Date of each month. You can change or stop automatic monthly investments by completing and returning a new Automatic Monthly Investment Form or otherwise giving written instructions to the Administrator. To be effective for a particular month, the Administrator must receive instructions for automatic monthly investments before the last business day of the prior month.

PAYROLL AND ANNUITY DEDUCTION. Eligible employees and retirees of ExxonMobil or one of its subsidiaries may invest specified amounts (not less than $50 per month) by completing and returning a Payroll or Annuity Deduction Authorization Form. An ExxonMobil employee must be paid through a U.S. payroll and an ExxonMobil retiree must receive annuity payments from a U.S. benefits office.

ExxonMobil will make deductions from each payroll or annuity check during the month and will promptly forward the funds to the Administrator. The Administrator will invest these funds in ExxonMobil shares once a month beginning on the first Investment Date. If you use this investment option, you should recognize that, depending on the pay date, funds deducted from your check may not be invested for several weeks.

Eligible employees and retirees may satisfy the requirement for an initial investment by initiating payroll or annuity deduction at the time of enrollment.

WIRE TRANSFER. Contact the Administrator for instructions. You may be charged fees by the institution initiating the wire transfer.

OTHER INVESTMENT INFORMATION

The Administrator must receive your funds by 12:00 p.m. (noon) Eastern time on the business day before an Investment Date to begin investing on that Investment Date. Funds received later are held until the next investment period. No interest is paid on amounts held by the Administrator pending investment. Accordingly, you should transmit funds to the Administrator shortly before the deadline. All investments must be in U.S. dollars and are subject to collection by the Administrator of full face value.

The Administrator will cancel or return your investment if the Administrator receives your written request two or more business days before the Investment Date. However, refunds of a check or money order will only be made after the Administrator actually receives the funds.

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THERE IS A $20 CHARGE FOR EACH DEPOSIT THAT IS RETURNED UNPAID BY YOUR BANK. BY
ENROLLING IN THE PROGRAM, YOU AUTHORIZE THE ADMINISTRATOR TO DEDUCT THIS CHARGE BY SELLING SHARES FROM YOUR PROGRAM ACCOUNT.

REINVESTING CASH DIVIDENDS

You can reinvest cash dividends paid on all or some of your ExxonMobil shares by making an election on the Enrollment Form. You can also change reinvestment levels at any time by contacting the Administrator. To be effective for a particular dividend, the Administrator must receive reinvestment instructions on or before the record date for the dividend.

If you elect reinvestment, cash dividends paid on your certificated and/or book-entry ExxonMobil shares will be used to purchase additional ExxonMobil shares. Certificated shares are shares registered in your name and held in certificate form. Book-entry shares are shares held in the custody of the Administrator for your Program account.

If you specify partial or no reinvestment, cash dividends not reinvested will be sent to you by check or direct deposit.

DIRECT DEPOSIT

You can have any cash dividends not being reinvested deposited directly to your bank account by completing a Direct Dividend Deposit Authorization Form and returning it to the Administrator. You can change deposit accounts or stop direct deposit by completing and returning a new Direct Dividend Deposit Authorization Form or otherwise giving written instructions to the Administrator. To be effective for a particular dividend, the Administrator must receive instructions for direct deposit before the record date for the dividend.

SHARE SAFEKEEPING

You can deposit common stock certificates with the Administrator for safekeeping. To do so, send your ExxonMobil share certificates to the Administrator by registered, insured mail together with a properly completed Enrollment Form, Cash Investment and Other Transaction Form, or other written instructions. Do not endorse the share certificates.

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ExxonMobil Shareholder Investment Program   Prospectus

Safekeeping shares will be transferred into the name of the Administrator or its nominee and held for you in book-entry form. The deposit of certificates for safekeeping does not affect dividend reinvestment.

GIFT/TRANSFER OF SHARES

You can make gifts or transfer ownership of shares held in your Program account by completing a Gift/Transfer Form and returning it to the Administrator. These requests must meet the same requirements as for the transfer of common stock certificates, including the requirement of a Medallion signature guarantee on the form. If the recipient is not already a Program participant, the Administrator will open an account in the recipient's name. The recipient will receive a Program Prospectus and a statement showing the number of shares held in the recipient's Program account. Gift certificates are also available on request to the Administrator.

TRANSFERRING SHARES FROM A BROKER

Shares held in "street name" through a broker or other agent can be transferred to your Program account by completing and returning a Broker Transfer Form to the Administrator. The Administrator will contact the agent holding the shares and initiate the transfer.

SHARE CERTIFICATES

Shares purchased through the Program will be held in safekeeping in book-entry form by the Administrator in its name or the name of its nominee. You can get a new certificate for all or some of the whole ExxonMobil shares in your Program account by completing the appropriate portions of a Cash Investment and Other Transaction Form and returning it or otherwise providing instructions to the Administrator. The Administrator will continue to hold any remaining whole or fractional Program shares. The issuance of a certificate for Program shares does not affect dividend reinvestment. Shares of stock held by the Administrator in your Program account may not be pledged or assigned except through the gift/transfer procedure.

SELLING SHARES

You can sell any number of whole shares held in your Program account by completing the appropriate portions of a Cash Investment and Other Transaction Form and returning it or otherwise providing written instruc-

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tions to the Administrator. Sales begin on the first Investment Date after receipt of the request. Sale proceeds, less an administrative charge of $5 and applicable brokerage commissions (currently approximately $.05 per share), are paid by check. A request to sell all shares in your account will close your account. Sale requests received on or after the fifth business day before a dividend payment date will be processed after giving effect to any dividend reinvestment.

CLOSING A PROGRAM ACCOUNT

You can close a Program account at any time by completing the appropriate portions of a Cash Investment and Other Transaction Form and returning it or otherwise providing written instructions to the Administrator. The Administrator will issue and mail to you a certificate for all whole shares in the account, or you can specify that all (but not less than all) whole book-entry shares be sold. The Administrator will handle the sale as described in the "Selling Shares" section. The cash value of any fractional interest in a closed account will be paid to you by check. After an account is closed, you can not make further investments through the Program without re-enrolling.

Instructions to close an account received on or after the fifth business day before a dividend payment date will be processed after giving effect to any dividend reinvestment.

SOURCE AND PRICE OF SHARES

The Administrator may purchase or sell shares in the open market or in privately negotiated transactions on terms and conditions acceptable to it. At present, the Administrator purchases and sells shares in the open market (New York Stock Exchange).

Shares purchased or sold for a particular investment period are credited to your account at the weighted average price per share of all shares purchased or sold for that investment period. The Corporation pays any commissions on the purchase of shares, but you will be charged a $5 administrative fee and commissions on sales.

The Administrator may purchase shares from or sell shares to the Corporation if the Corporation so chooses. The price of any shares purchased from or sold to the Corporation will be the average of the high and low composite sale prices on the New York Stock Exchange (regular session) for the day of the transaction.

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ExxonMobil Shareholder Investment Program   Prospectus

The Administrator may combine your funds with those of other participants for the purpose of making purchases and may offset purchases of shares against sales of shares under the Program for the same investment period, resulting in a net purchase or sale of shares. The Administrator undertakes to purchase or sell shares as soon as practicable beginning on the relevant Investment Date and in no event later than 30 days (in the case of dividend reinvestment) or 35 days (in the case of initial or optional investments) after the relevant Investment Date, except as necessary under securities laws or other government or stock exchange regulations.

The Administrator may begin purchasing shares for dividend reinvestment in advance of the dividend payment date. Dividend and voting rights on purchased shares begin on settlement.

REPORTS

You will receive each quarter a statement showing the amount invested; the purchase price; the number of shares purchased, deposited, sold, transferred, or withdrawn; the total number of shares accumulated; and other information. The Administrator may omit the statement for a quarter if there is no change in your account that quarter. The quarterly statement consolidates your book-entry and certificated shares. You should retain these statements for income tax and other purposes. Replacement statements are available upon request from the Administrator or you may order directly by calling ExxonMobil Shareholder Services using the interactive voice response system.

The Administrator sends a transaction statement promptly after each investment, deposit, sale or transfer, except that direct deposit of dividends and automatic monthly investments are not individually confirmed. The Administrator also sends communications sent to all other record holders of Common Stock.

All notices, statements and reports will be addressed to you at the latest address on record with the Administrator. Address changes may be made in writing or by telephone but must be received before the record date for a dividend in order for the dividend check and quarterly information to be mailed to the new address.

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MISCELLANEOUS

Stock Split or Stock Dividend. Unless the Corporation chooses another method of distribution, stock dividends or split shares distributed on your certificated shares will be sent to you in certificate form. Stock dividends or split shares on your book-entry shares will be added to your book-entry account.

If you have elected partial dividend reinvestment, the Administrator will adjust your election so that you continue to receive cash dividends on approximately the same percentage of your ExxonMobil shares as before the split.

VOTING. You can vote shares held in your Program account in person or by the proxy card sent to you.

LIMITATION OF LIABILITY. The Corporation, the Administrator and their representatives are not liable for good faith acts or omissions in administering the Program. This includes any claim of liability based on the prices or times at which shares are purchased or sold; any change in the market price of shares; or any failure to terminate an account prior to receipt of appropriate notice (such as notice of a participant's death). This is not a waiver of any rights you may have under securities laws.

TERMINATION. The Corporation may suspend or terminate the Program at any time in whole or in part, or may terminate the participation of any participant. For example, it is currently the Corporation's practice to close the account of any participant who does not own at least one whole book-entry or certificated share of record. Notice of suspension or termination will be sent to you if you are affected. Upon any termination of the Program or of any participant, certificates for any whole book-entry shares will be issued and mailed to the participant. The cash value of any fractional interest in the account will be paid by check.

AMENDMENT; INTERPRETATION. The Corporation may amend or modify the Program in whole or in part from time to time. Copies of the most recent prospectus, including current Program terms and conditions, are available from the Administrator and at ExxonMobil's website (www.exxon.mobil.com). Notice of material amendments or modifications will be mailed to you if you are affected. The Corporation retains the sole right to interpret the terms of the Program and to resolve questions that arise in its application.

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ExxonMobil Shareholder Investment Program   Prospectus

THE CORPORATION

ExxonMobil was incorporated in the State of New Jersey in 1882. In 1999 a subsidiary of Exxon Corporation merged with Mobil Corporation and Exxon Corporation's name was changed to Exxon Mobil Corporation. The Corporation's principal executive office is located at 5959 Las Colinas Blvd., Irving, Texas 75039-2298, and its telephone number is 972-444-1000.

Divisions and affiliated companies of ExxonMobil operate or market products in the United States and about 200 other countries. Their principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacturing of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. ExxonMobil is a major manufacturer and marketer of basic petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics, and a wide variety of specialty products. ExxonMobil is engaged in exploration for, and mining and sale of coal, copper and other minerals. ExxonMobil also has interests in electric power generation facilities. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

TAX CONSEQUENCES

The Corporation believes the following is an accurate summary of the tax consequences of participation in the Program as of the date of this prospectus. This summary may not reflect every possible situation that could result from participation in the Program; thus, participants in the Program are advised to consult their own tax advisors.

In general, the amount of cash dividends paid by the Corporation is includable in income even though reinvested under the Program. Under this general rule, the cost basis for federal income tax purposes of any shares acquired through the Program will be the price at which the shares are credited by the Administrator to the account of the participant as described in the section entitled "Source and Price of Shares." Brokerage commissions paid by the Corporation on a participant's behalf are treated as distributions subject to income tax in the same manner as dividends. The amounts paid for brokerage commissions are, however, includable in the cost basis of shares purchased. Form 1099 DIV sent to participants and the IRS each year, as required, will show these amounts paid on their behalf.

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A participant will generally not realize gain or loss for U.S. federal income tax purposes upon the withdrawal of shares in certificate form from the Program, but will generally realize gain or loss on the sale of shares.

The above rules may not be applicable to certain participants in the Program, such as tax-exempt entities (e.g., pension funds and IRAs) and foreign shareholders. These particular participants should consult their own tax advisors.

In the case of participants in the Program whose dividends are subject to U.S. backup withholding, the Administrator will reinvest dividends less the amount of tax required to be withheld. In the case of foreign shareholders whose dividends are subject to U.S. federal tax withholding, the Administrator will reinvest dividends less the amount of tax required to be withheld. The filing of any documentation required to obtain a reduction in U.S. withholding tax is the responsibility of the shareholder.

USE OF PROCEEDS

At present, the Corporation expects the Administrator to continue to purchase ExxonMobil shares for the Program in the open market. As a result, the Corporation will not receive any proceeds. If the Administrator purchases shares directly from the Corporation, the Corporation intends to use any net proceeds for general corporate purposes.

LEGAL MATTERS

Counsel who has passed upon legal matters concerning the Program and the validity of the shares offered by this prospectus is James Earl Parsons. Mr. Parsons is regularly employed as Counsel for the Corporation and has various interests in the Corporation's Common Stock.

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ExxonMobil Shareholder Investment Program   Prospectus

EXPERTS

The financial statements incorporated in this prospectus by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements similarly incorporated herein by reference to all documents subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, are or will be so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, and any other independent accountants, relating to such financial statements and on the authority of such independent accountants as experts in auditing and accounting in giving such reports to the extent that the particular firm has examined such financial statements and consented to the use of their reports thereon.

FOR MORE INFORMATION

The Corporation files annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You can read and copy these materials at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C.; 7 World Trade Center, Suite 1300, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois. You can also order copies of these materials, on payment of copying fees, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. The Corporation's filings can also be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, on which the Common Stock is listed. The SEC also maintains a website at www.sec.gov that contains materials filed by the Corporation.

Important information about the Corporation and its business and finances is incorporated by reference in this prospectus. This means the Corporation discloses that information by referring you to other documents separately filed with the SEC. The information incorporated by reference is part of this prospectus, except for information that is superceded by information in this document.

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The SEC filings incorporated by reference are:

1. Annual Report on Form 10-K for the year ended December 31, 1998.

2. Quarterly Reports on Form 10-Q for the quarters ending March 31, 1999, June 30, 1999, and September 30, 1999.

3. Current Reports on Form 8-K filed May 6, 1999 and December 1, 1999.

4. The description of the Common Stock contained in the Corporation's Registration Statement on Form S-4 (file No. 333-75659), and any document filed that updates that description.

As long as the Corporation continues to offer the Program, the Corporation also incorporates by reference additional reports, proxy statements, and other documents that the Corporation may file with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

The Corporation will provide each person to whom this prospectus is delivered with a free copy of any or all of the documents incorporated by reference, except for exhibits to such documents (unless the exhibit is specifically incorporated by reference). You can request copies by calling or writing ExxonMobil Shareholder Services, P.O. Box 8033, Boston, MA 02266-8033, telephone 1-800-252-1800.


[ExxonMobil LOGO]


Toll-Free Information

IF YOU HAVE QUESTIONS ABOUT THE PROGRAM OR NEED ASSISTANCE OR INFORMATION ABOUT OTHER SHAREHOLDER MATTERS, CALL EXXONMOBIL SHAREHOLDER SERVICES TOLL-FREE AT:

1-800-252-1800

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The Corporation has not authorized anyone to provide you with information that is different from what is contained in this prospectus. The Program is not available to any person to whom the Corporation may not legally offer it.

The date of this prospectus is December 1, 1999.

You should not assume that the information in this prospectus is still accurate as of any later date.

CONTENTS

ExxonMobil Shareholder Investment Program
    Highlights                                              1
    Important Considerations                                3
    Terms of the Program                                    3

The Corporation                                            11
Tax Consequences                                           11
Use of Proceeds                                            12
Legal Matters                                              12
Experts                                                    13
For More Information                                       13

3300-SIP-1299

[ExxonMobil LOGO]
P.O. Box 8033
Boston, MA 02266-8033